September 11, 2006

Via EDGAR and U.S. Mail

Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	FARO Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed June 29, 2006
File No. 0-23081

Dear Mr. Webb:

We are providing responses to your comment letter dated September 8, 2006 in sequential order corresponding to your comment.

Form 10-K for the period ended December 31, 2005

Managements Discussion and Analysis, page 23

1.
In future filing, please expand your MD&A disclosures to discuss managements assessment as to the impact significant litigation such as the Cimcore-Romer litigation and the class action suits have or may have on operations and liquidity.

A: In future filings, we will expand our discussion in MD&A disclosures of the Cimcore-Romer litigation and the class action suit to include the impact they have had or may have on operations and liquidity.

Results of Operations, page 28

2.
We note in your analysis and discussion of the results of operations that changes in certain costs and expenses were the result of numerous factors, some offsetting others. For example, we see that gross margins were affected by product mix, higher service costs and price discounts. In future annual and interim filings, to more clearly comply with Item 303 of Regulation S-K, each individually significant factor contributing to the change should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management’s assessment as to how these changes are expected to affect future operations should also be presented where possible.

A: In future filings, we will more fully describe and quantify, where practicable, those factors that had a significant effect on current and expectations on future operations.

 Critical Accounting Policies, page 32

3.
We note that your discussion of critical accounting policies is merely a reiteration of the accounting policy as disclosed in the footnotes to the financial statements. We would expect you to describe the factors unique to each accounting policy, such as assumptions and estimates, which makes that policy critical to your financial and operating status With regards to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance. Please review these disclosure requirements and expand your disclosures accordingly in future filings.

A: In future filings, we will include in our discussion those factors that management considers in its judgment that affect our critical accounting policies. We will describe the assumptions and estimates used in the formulation of our estimates and the sensitivity of those judgments under changing circumstances.

Notes to Consolidated Financial Statements, page 43

Summary of Significant Accounting Policies, page 43

Inventories, page 43

4.
It is noted that you distinguish between inventory held for sale, sales demonstration inventory and service inventory. Please tell us in detail how you account for sales demonstration inventory and service inventory, from finished goods to its eventual disposition. Tell us why you believe they are properly classified as current assets on your balance sheet. Also, tell us whether or not you depreciate the equipment when it is used for demonstration and service purposes, the reasons therefore and the GAAP you rely upon to support your accounting and presentation of this type of inventory.

A: Inventory that is used for demonstration purposes is transferred from our finished goods warehouse to a separate demonstration warehouse and bin location within our software program by processing an inventory transaction. Each Account Manager (salesperson) has a bin location so that we can identify the demonstration inventory in their possession. We classify the demonstration inventory as a current asset since these items are normally sold within six to twelve months at a slight discount. We do not depreciate our demonstration inventory as it is only held for six to twelve months before being sold. This inventory is always available for sale.

Service inventory represents finished goods that have been transferred from our finished goods warehouse location to the Service Inventory warehouse in our software program. This inventory is initially used to provide a temporary replacement product to a customer covered by a premium warranty who needs to send their unit to us for service or repair, before it is ultimately sold. After we return the customer’s unit, the customer then returns the temporary loaner unit to us. We then process a transaction to put the loaner unit back into service inventory.

Our service inventory is reflected on the Balance Sheet as a non-current asset. This inventory is also not depreciated, but is subject to our policy of being stated at the lower of cost or net realizable value, in accordance with ARB 43, Chapter 4, Statement 5. This inventory is also always available for sale. Gross margin from the sales of service inventory has averaged in the range of approximately 48% to 52%.

5.
We see during 2005 you changed your method of computing the pricing of inventory from average cost to FIFO. While we also see you indicate this change did not materially impact your 2005 results of operations, it is not clear why you do not appear to have included a preferability letter from your accountants as an exhibit 18 in your first applicable Form 10-Q filing following the change. Please either file this exhibit, tell us where it was previously filed or why you do not believe it is required to be filed. We may have further comments after reviewing your response.

A: We changed our method of pricing inventory from average cost to FIFO during the second quarter of 2005. We changed to FIFO to better reflect our current inventory costs. We did not file a preferability letter because the difference in the value of the inventories using average costs compared to FIFO costs was approximately $594.73 and deemed not to be material. We also determined that the change to FIFO would not have a material effect on future operations.

Note 14 Income Taxes, page 55

6.	In future filings, please expand your note to disclose the aggregate dollar and per share effects of the favorable tax treatment. Refer to the guidance in SAB Topic 11-C.

A: In future filings we will include the aggregate dollar and per share effects of the favorable tax treatment in accordance with SAB Topic 11-C based upon the difference in the statutory rates in Switzerland and Singapore compared to the favorable rates received by the Company. We will also describe the factual circumstances including the expected dates of expiration of these favorable rates.

Note 20 Geographic Data, page 63

7.
We see that in 2003 you began to manage and report global sales in three regions: the America, Europe/Africa and Asia/Pacific. We also see you have begun manufacturing in those regions for those particular regions. As discussed in paragraph 69 of the SFAS 131, a management approach to defining segments allows enterprises to present the information that they use internally. In future filings please provide the related disclosures required by paragraphs 25 and 26 of the statement. Also, since specific geographic areas can constitute operating segments, please provide supplemental support for your apparent conclusion that disclosures are only required under paragraph 37, 38 and 39 there under and expand your segment reporting disclosures to more fully comply with the enterprise-wide disclosure requirements of paragraphs 37 through 39. For example, if revenue derived from any particular foreign country is material, disclose the name of the country and the amount of revenue from that country

A: In 2003, we began to manage and report global sales in three regions: the Americas, Europe/Africa and Asia/Pacific. At that time, the Europe/Africa and Asia/Pacific organizations were much smaller, the management teams for those regions were not in place, and the scope of operations for those regions was limited. We are continuing to expand these areas as well implementing the final phases of a global ERP software system. Through the end of 2005, we were managed centrally and the chief operating decision maker, the CEO, reviewed financial results for the company as a whole. As a result, the company operated in one geographic segment and provided disclosures in accordance with SFAS 131, paragraphs 37, 38 and 39.

We believe that by the end of 2006, as a result of the continuing growth in the Europe/Africa and Asia/Pacific operations and the integration of company-wide financial reporting systems, we will have established three regional operating segments. Accordingly, the company will include the disclosures required by SFAS 131, paragraphs 25 and 26, in its Form 10-K for 2006.

Item 9A Controls and Procedures, page 65

8.
We refer to the Audit Report of Grant Thornton where they issued an adverse opinion on the company’s internal control over financial reporting. Consistent with the Auditor Report, you describe certain material weaknesses in internal control over financial reporting which existed as of December 31, 2005. However, it is not clear how management concludes herein that the disclosure controls and procedures were effective, as indicated under Evaluation of Disclosure Controls and Procedures. Please tell us how management arrived at this conclusion. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

A: We believe that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the company in the reports it submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We also believe that our disclosure controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Our internal investigation of certain payments made in China that may have violated the FCPA and other applicable laws has resulted in the conclusion by management that certain material weaknesses in the design and operation of internal controls related to financial reporting existed. However, these material weaknesses in internal controls do not mean that our disclosure controls were not effective.

We conducted the investigation independently based on concern regarding these certain payments, and believe that the investigation as conducted is evidence of the effectiveness of our disclosure controls and procedures. As a result of the investigation, it was found that these payments had been recorded properly in the financial statements as selling expenses; and, based upon our internal investigation, no changes to the financial statements were required. Therefore, although certain elements of our internal controls may have been circumvented the disclosure controls were effective.

Certifications

9.
The Section 302 and 906 certifications were included with Form 10-K filed 6/29/06, Form 10-Q filed 6/29/06 and Form 10-Q filed 8/9/06. However, they do not contain conforming signatures. Please revise to include properly signed reports- Refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

A: The company will revise the filings to include the conforming signatures next to the “/s/” for the Section 302 and 906 certifications for the Form 10-Q filed 6/29/06 and Form 10-Q filed 8/9/06 simultaneously with the filing of this letter. The company will revise its Form 10-K filed on 6/29/06 to include the conforming signatures after the Commission has cleared all comments.

Report of Independent Registered Public Accounting Firm, page 67

10.
Please tell us how this report complies with PCAOB Auditing Standard 2. We note this report does not appear to opine on management’s assessment of the company’s internal control over financial reporting or the effectiveness of the company’s internal control over financial reporting We may have further comments after reviewing your response- Revise the filing as necessary based on our comment.

A: During the Edgarization process with our service provider, the page containing the last two paragraphs of this report was erroneously omitted from the filing. We will revise the filing to include the complete report.

As requested in your letter dated, September 8, 2006, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.

Sincerely,

Keith S. Bair
Interim Chief Financial Officer